August 28, 2017	Trading Symbol: TSX.V – GIGA

Hard Creek Nickel Announces Completion of 2:1 Share
Consolidation and Change of Name to
GIGA Metals Corporation

(Vancouver, B.C.) – Hard Creek Nickel Corporation (the “Company”) is pleased to announce that, effective on August 28, 2017, the Company has completed its previously announced capital consolidation and name change. After giving effect to the two old for one new share consolidation, there will now be 21,537,348 shares outstanding.

Effective at the opening August 28, 2017, the common shares of GIGA Metals Corporation will commence trading on the TSX Venture Exchange under the symbol “GIGA” and the common shares of Hard Creek Nickel Corporation will be delisted. The new CUSIP number will be 37518K102. The Company is classified as a “Mineral Exploration Development” company.

About GIGA Metals Corporation

GIGA Metals Corporation is a minerals company focussed on nickel, cobalt, and other integral raw materials used in electric vehicles and battery energy storage markets. The Company’s Turnagain project, located in north central British Columbia, represents a significant nickel-cobalt resource and serves as a core project for the Company’s battery metals focus.

“Mark Jarvis”

MARK JARVIS, President
HARD CREEK NICKEL CORPORATION

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Suite 203, 700 West Pender Street, Vancouver, BC, Canada V6C 1G8 T: 604-681-2300
E: info@hardcreek.com W: www.hardcreeknickel.com